FORM 3



U.S. SECURITIES AND EXCHANGE COMMISSION
      WASHINGTON, D.C.  20549                   --------------------------
       INITIAL STATEMENT OF                           OMB APPROVAL
  BENEFICIAL OWNERSHIP OF SECURITIES            --------------------------

                                                  OMB NUMBER:  3235-0104
                                                  EXPIRES:
                                                  SEPTEMBER 30, 1998
  Filed pursuant to Section 16(a) of the          ESTIMATED AVERAGE
    Securities Exchange Act of 1934,              BURDEN HOURS
   Section 17(a) of the Public Utility            PER RESPONSE 0.5
     Holding Company Act of 1935                --------------------------
  or Section 30(f) of the Investment
         Company Act of 1940

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1.   Name and Address of Reporting Person

     DEANS                  LAWRENCE
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     (Last)                 (First)               (Middle)
     c/o Jones Lang LaSalle Incorporated
     200 East Randolph Drive
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                 (Street)

     Chicago                Illinois              60601
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     (City)                 (State)               (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     3/18/02
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3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4.   Issuer Name and Ticker or Trading Symbol

     Jones Lang LaSalle Incorporated (JLL)
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5.   RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
( )  DIRECTOR
( )  10% OWNER
(X)  OFFICER (GIVE TITLE BELOW)
( )  OTHER (SPECIFY TITLE BELOW)

     EXECUTIVE VICE PRESIDENT, GLOBAL DIRECTOR OF HUMAN RESOURCES
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6.   IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

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7.   INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
(X)  FORM FILED BY ONE REPORTING PERSON
( )  FORM FILED BY MORE THAN ONE REPORTING PERSON



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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. TITLE OF SECURITY   2. AMOUNT OF     3. OWNERSHIP       4. NATURE
   (INSTR. 4)             SECURITIES       FORM DIRECT        INDIRECT
                          BENEFICIALLY     DIRECT (D)         BENEFICIAL
                          OWNED            OR INDIRECT        OWNERSHIP
                          (INSTR. 4)       (I) (INSTR. 5)     (INSTR.5)
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Shares of Common Stock      1,001      D

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 4)

     (i)   Option to Purchase Shares of Common Stock
     (ii)  Option to Purchase Shares of Common Stock
     (iii) Grant of Restricted Stock Units
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2.  Date Exercisable and Expiration Date (Month/Day/Year)

     (i) Granted on 5/1/00, Vests and becomes exercisable with respect to one-third of the shares on each of the first three anniversaries of the date of Grant. Expires 5/1/07.

     (ii) Granted on 5/14/02, Vests and becomes exercisable with respect to one-third of the shares on each of the first three anniversaries of the date of Grant. Expires 5/14/08.

     (iii) Granted on 1/1/01. Vests with respect to one-half of the Shares eighteen months and thirty months from the date of Grant.

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3.  Title and Amount of Securities Underlying Derivative Security (Instr.4)

     (i)   Common Stock; 5,000 shares
     (ii)  Common Stock; 3,000 shares
     (iii) Common Stock; 1,343 shares

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4.  Conversion or Exercise Price of Derivative Security

     (i)   $12.25
     (ii)  $13.00
     (iii) N/A

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5.  Ownership Form of Derivative Security: Direct(D) or Indirect (I)
     (Instr.5)

     (i), (ii) and (iii)  D
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6.  Nature of Indirect Beneficial Ownership (Instr. 5)

     N/A
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EXPLANATION OF RESPONSES:





/s/ Gordon G. Repp  as Attorney-in-Fact           March 20, 2002
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**SIGNATURE OF REPORTING PERSON                       Date


___________________________________________
** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
   CRIMINAL VIOLATIONS.
   SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR
PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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